Exhibit 99.1

Dominion Diamond Corporation Completes Acquisition of the Ekati Diamond Mine

YELLOWKNIFE, April 10, 2013 /CNW/ - Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the "Company") announced today that it has completed the previously announced acquisition of the interests of BHP Billiton Canada Inc. and its various affiliates in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential.

The Chairman and Chief Executive Officer of Dominion Diamond Corporation, Robert A. Gannicott, said, " We are very pleased to be able to bring our northern mining background, and diamond marketing skills, to bear on a project that is well constructed, well operated and well-endowed with resources that represent a promising future for shareholders, employees and northern stakeholders."

The terms of the purchase are summarized in the Company's news release dated November 13, 2012.  The purchase price was US$500 million plus purchase price adjustments of US$53 million for a total amount paid of US$553 million. The purchase price adjustments include US$13.4 million interest on the purchase since July 1, 2012, and the remaining sum comprises taxes, capital expenditures and other items funded by BHP Billiton since July 1, 2012. On the date of closing Ekati had cash on hand of approximately US$65 million and two sales cycles (10 weeks) of diamond inventory either in the process of being sorted and valued or available for sale. This inventory will be valued against Dominion Diamond's rough diamond sales assortments immediately following the acquisition.  The Company also provided letters of credit to the Government of Canada of approximately Cdn$127 million, in support of reclamation obligations for the Core Zone. The purchase price and the letters of credit were satisfied from or secured by cash on hand.

It is the Company's intention to issue a detailed Mine Plan for the Ekati Mine on or before April 24, 2013.

Cautionary Statement on Forward-Looking Information

This news release contains statements that constitute "forward-looking statements" and/or "forward-looking information" within the meaning of Canadian and United States securities laws (the "forward-looking information") relating to the proposed acquisition of the Ekati diamond mine. Such forward-looking information is subject to important risks, uncertainties and assumptions, including risks relating to the timing of closing of such acquisition. The results or events predicted in forward-looking information may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation

Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market from attractive operating mine assets that present low political risk. Our business encompasses 80% of the Ekati Diamond Mine and 40% of the Diavik Diamond Mine, both located in Canada's Northwest Territories, and rough diamond sorting and sales operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 17:00e 10-APR-13